UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

CAMBIUM NETWORKS CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 001-38952

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

c/o Cambium Networks, Inc.

3800 Golf Road, Suite 360

Rolling Meadows, Illinois 60008

(888) 863-5250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Intertrust Corporate Services (Cayman) Limited

George Town

One Nexus Way, Camana Bay

Grand Cayman KY1-9005

Cayman Islands

+1 (345) 943-3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Sally J. Rau

General Counsel

Cambium Networks Corporation

3800 Golf Road, Suite 360

Rolling Meadows, Illinois 60008

(888) 863-5250

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Cambium Networks Corporation for the reporting period January 1 to December 31, 2021 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD.

Item 1.02 Exhibit

Cambium Networks has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Cambium Networks Corporation Conflict Minerals Report for the Reporting Period January 1, 2021 to December 31, 2021.

Safe Harbor for Forward-Looking Statements

Certain statements in this Form SD and the Conflict Minerals Report attached as an Exhibit hereto are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements other than statements of historical fact including words such as “look”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “consider” and “plan” and statements in the future tense are forward-looking statements. These statements that could be deemed forward-looking statements include statements regarding business trends, anticipated demand for our products, and any statements or assumptions underlying any of the foregoing.

Forward-looking statements are subject to certain risks and uncertainties that could cause our actual future results to differ materially, or cause a material adverse impact on our results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date made. We do not undertake any obligation to update information contained herein. You should review our SEC filings carefully and with the understanding that our actual future results may be materially different from what we expect.

Documents Incorporated by Reference

Unless expressly incorporated by reference in this Form SD and the Conflict Minerals Report attached as an Exhibit hereto, any documents, third-party materials or references to websites (including, but not limited to, our website) are not incorporated by reference in, or considered to be a part of, the Form SD or the Conflict Minerals Report attached as an Exhibit hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CAMBIUM NETWORKS CORPORATION

Date:	May 31, 2022	By:	/s/ Andrew Bronstein
Name: Andrew Bronstein
Title: Chief Financial Officer